Exhibit (b)(6)

AMENDMENT TO SECTION 4.06 OF THE BYLAWS OF ADVANTUS SERIES FUND

WHEREAS, it is desired to amend the second sentence of Section 4.06 of the Bylaws which currently provides:

“In the absence of the Chairman of the Board, he [the President] shall preside at all meetings of the shareholders and directors.”

NOW, THEREFORE, BE IT RESOLVED, such sentence shall be revised in its entirety as follows:

“In the absence of the Chairman of the Board, the President shall preside at all meetings of the shareholders and directors, unless the Chairman of the Board and the President are not present, in which instance, the Chairman of the Board or President may designate an individual to preside at such meetings, and such individual so designated need not be an officer of the corporation.”